UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES SUCCESSFUL OFFERING OF ORDINARY NOTES

Medellin, Colombia, December 15, 2010

Bancolombia S.A. (“Bancolombia”), announced the first offering of ordinary notes in the local market, corresponding to the multiple and successive issuance of ordinary bonds up to an aggregate principal amount of two trillion Colombian Pesos (COP 2,000,000,000,000). The corresponding offer announcement was published in the local newspaper “La Republica” page 3A.

The issued amount was of six hundred thousand Ordinary Notes (600,000) corresponding to a total amount of six hundred thousand millions Colombian Pesos (COP 600,000,000,000).

Today, the demand for the offering was one trillion one hundred thirty four million seven hundred seventy eight thousand Colombian Pesos (COP 1,134,778,000), equivalent to 2.8 times the size of the offering.

The face value of each offered Ordinary Note is of one million Colombian Pesos (COP 1,000,000) and the minimum investment is equal to the value of ten (10) Ordinary Notes or ten million Colombian Pesos (COP 10,000,000).

The ordinary notes are issued in registered form (“a la orden”), are negotiable in the secondary market and have the following terms:

SERIES	SUBSERIES	MATURITY	COUPON RATE	AGGREGATE PRINCIPAL AMOUNT (COP MM)
D	D4	4 years	IPC + 2,89% E.A.	$153.192
D	D8	8 years	IPC + 3,89% E.A.	$252.763
E	E1.5	1.5 years	IBR + 1,10% N.M.V.	$138.868
E	E3	3 years	IBR + 1,20% N.M.V.	$55.177

The book-running manager for the transaction was Bancolombia. Banca de Inversión Bancolombia S.A. Corporación Financiera was the structuring agent and lead manager for the transaction and Valores Bancolombia S.A. Comisionista de Bolsa, Interbolsa S.A. Comisionista de Bolsa and Helm Comisionista de Bolsa S.A also participated in the transaction as co-managers.

The proceeds from the offering will be used for general corporate purposes of Bancolombia, including all the business and operational transactions available to banking institutions in accordance with the terms and requirements established by applicable law.

This issuance was rated AAA by Fitch Ratings Colombia S.A. Sociedad Calificadora de Valores.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: December 15, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance